EXHIBIT 99.5

EXECUTION VERSION

SECOND AMENDING AGREEMENT
TO
AMENDED AND RESTATED CREDIT AGREEMENT
BETWEEN:
PENGROWTH ENERGY CORPORATION
(AS BORROWER)
- and -
THE FINANCIAL INSTITUTIONS
AND OTHER PERSONS NAMED ON THE SIGNATURE PAGES HERETO
(IN THEIR CAPACITIES AS LENDERS)
- and -
ROYAL BANK OF CANADA
(AS ADMINISTRATIVE AGENT)
- and -
RBC CAPITAL MARKETS
(AS LEAD ARRANGER AND SOLE BOOKRUNNER)
- and -
BANK OF MONTREAL
(AS SYNDICATION AGENT)
- and -
THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE and
THE TORONTO-DOMINION BANK
(AS CO-DOCUMENTATION AGENTS)

September 30, 2019

SECOND AMENDING AGREEMENT
THIS AGREEMENT is made as of September 30, 2019
BETWEEN:
PENGROWTH ENERGY CORPORATION, a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),
OF THE FIRST PART,
- and -
THE FINANCIAL INSTITUTIONS AND OTHER PERSONS NAMED ON THE SIGNATURE PAGES HERETO (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
ROYAL BANK OF CANADA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.
WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:
1.             Interpretation
1.1.          In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
"Credit Agreement" means the amended and restated credit agreement dated as of October 12, 2017 between the Borrower, the Lenders and the Agent, as amended by a first amending agreement made as of March 25, 2019.
1.2.          Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3.          The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4.          This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
1.5.          The following Exhibit is annexed hereto and is incorporated by reference and deemed to be part hereof:

  Exhibit A – Commitments and Addresses.

2.             Amendments, Supplements, Agreements and Acknowledgements

2.1.          Extension of Maturity Date
  Section 1.1 of the Credit Agreement is hereby amended by deleting therefrom the definition of Maturity Date" and substituting therefor the following:

  "Maturity Date" means October 31, 2019.

2.2.          Reduction/Capping of Commitments.
                (a) Section 1.1 of the Credit Agreement is hereby amended by:
(i)	deleting therefrom the definition of "Total Commitment" and substituting therefor the following:
"Total Commitment" means, at any time, the aggregate of the Commitments of each of the Lenders, as hereinafter increased, decreased, cancelled or terminated from time to time pursuant to this Agreement, not to exceed Cdn. $235,048,582.00;
(ii)	adding thereto the following new definitions in their appropriate alphabetical order:
"Second Amending Agreement" means the second amending agreement made as of September 30, 2019 to the Agreement;
"September Outstanding LCs" means all of the outstanding Letters of Credit under the Credit Facility as at the date of the Second Amending Agreement;
"September Outstanding LC Borrowings" means the aggregate amount of all Borrowings outstanding by way of the September Outstanding LCs, which amount shall be permanently reduced from time to time upon the return or cancellation of each September Outstanding LC;
  (b) Schedule A of the Credit Agreement is hereby deleted in its entirety and substituted with a new Schedule A as Exhibit A to this Agreement.

2.3. Automatic Reduction of Total Commitment Upon Expiry or Cancellation of any September Outstanding LCs
Notwithstanding any provision of the Credit Agreement to the contrary, upon any expiry or cancellation of any September Outstanding LC, the Total Commitment shall automatically be reduced by the amount of each such expired or cancelled September Outstanding LC (for certainty, the Commitments of each of the Lenders shall be reduced pro rata in the same proportion that the amount of the reduction in the Credit Facility bears to the Total Commitment in effect immediately prior to such reduction).
2.4. Reduction of Excess Cash Threshold
Section 1.1 of the Credit Agreement is hereby amended by deleting therefrom "Cdn. 10,000,000" in the definition of "Excess Cash" and substituting therefor "Cdn. $5,000,000".
2.5. Restriction on further Borrowings of, Rollovers of, and Conversions into, Bankers' Acceptances and Libor Loans
   From and after the date of the satisfaction of the conditions precedent set forth in Section 4(a) of this Agreement and notwithstanding any provision to the contrary in the Credit Agreement, the Borrower shall not request, and the Borrower shall not be entitled to make, have or effect:
(a)	any Borrowings by way of Bankers' Acceptances (or BA Equivalent Advance) or Libor Loans;
(b)	any Rollover of any outstanding Bankers' Acceptance (or BA Equivalent Advance) or Libor Loan; and
(c)	any Conversion of any outstanding Borrowings into a Bankers' Acceptance (or BA Equivalent Advance) or Libor Loan.
3.	Representations and Warranties

The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority
(i)
It is duly amalgamated and is validly subsisting under the laws of the Province of Alberta and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or either of the Note Purchase Agreements or of any other agreement, lease, licence, permit or other instrument to which the Borrower is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the licence, consent or approval of or advance notice to or advance filing with any governmental agency or regulatory authority.

(d)	Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Section 2.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof other than any representations and warranties which expressly speak of an earlier date.

(e)	No Default
No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments, supplements, agreements and acknowledgements to the Credit Agreement contemplated hereby.
(f)	Subsidiaries
The Borrower has no Subsidiaries other than 11636111 Canada Inc. and there are no Designated Subsidiaries.
(g)	Other Guarantees

No Subsidiary has provided any guarantee in favour of any of the holders of the Notes under the Note Purchase Agreements.
  The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' legal counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.
4.             Conditions Precedent
(a)
The amendments, supplements, agreements and acknowledgements contained in Section 2 of this Agreement (other than Section 2.1 thereof) shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent on or before 5:00 p.m. (Calgary time) on September 30, 2019:

(i)	the Agent (on behalf of the Lenders) shall have received a fully executed counterpart of the Borrower to this Agreement; and
(ii)
the Agent (on behalf of the Lenders) shall have received a certificate of an officer of the Borrower which attaches true and complete copies of amendments of the Note Purchase Agreements, each in form and substance satisfactory to the Agent (on behalf of the Lenders), and which, inter alia, provide for: (i) the agreement of the holders of the Notes to the amendments to the Credit Agreement contemplated by this Agreement; and (ii) at least a 30 day extension of the maturity of the Notes maturing October 18, 2019.
(b)	The amendments contained in Section 2.1 hereof shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:
(i)	the satisfaction of the conditions precedent set forth in Section 4(a) hereof on or before 5:00 p.m. (Calgary time) on September 30, 2019;
(ii)
no Default or Event of Default shall have occurred and be continuing or shall result from or exist immediately after the coming into effect of the amendments, supplements, agreements and acknowledgements to the Credit Agreement contained herein; and

(iii)
each of the representations and warranties set forth in Section 3 hereof shall be true and correct in all respects both before and immediately after the coming into effect of the amendments, supplements, agreements and acknowledgements to the Credit Agreement contained herein.

(c)
The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

5.	Confirmation of Credit Agreement and other Loan Documents
 The Credit Agreement and the other Loan Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such agreements and supplements being effective from and as of the date hereof.
6.	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as shall be reasonably required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.
7.	Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.
8.	Time of Essence
Time shall be of the essence of this Agreement.
9.	Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

PENGROWTH ENERGY CORPORATION

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

LENDERS:

ROYAL BANK OF CANADA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

BANK OF MONTREAL

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

THE BANK OF NOVA SCOTIA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

THE TORONTO-DOMINION BANK

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

NATIONAL BANK OF CANADA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

MUFG UNION BANK, N.A.

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

ATB FINANCIAL

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

SUMITOMO MITSUI BANKING CORPORATION, CANADA BRANCH

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

HSBC BANK CANADA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

AGENT:

ROYAL BANK OF CANADA, in its capacity as Agent

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Second Amending Agreement

EXHIBIT A
Schedule A to the Amended and Restated Credit Agreement dated as of October 12, 2017, as amended between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Agent

COMMITMENTS AND ADDRESSES
LENDER	FRONTED LC SWINGLINE COMMITMENT LIMIT	COMMITMENT

Royal Bank of Canada
Suite 3900, 888 – 3rd Street S.W.	[AMOUNTS REDACTED]
Calgary, Alberta
T2P 5C5

Attention: [TITLE REDACTED]
Fax No.: [NUMBER REDACTED]

Bank of Montreal	[AMOUNTS REDACTED]
900, 525 - 8th Avenue S.W.
Calgary, Alberta
T2P 1G1

Attention: [TITLE REDACTED]
Fax No.: [NUMBER REDACTED]

The Bank of Nova Scotia
1700, 225 – 6th Avenue S.W.	[AMOUNTS REDACTED]
Calgary, Alberta T2P 1N2

Attention: [TITLE REDACTED]
Fax No.: [NUMBER REDACTED]

Canadian Imperial Bank of Commerce
Corporate Banking - Energy
855 - 2nd St. S.W., 9th floor	[AMOUNTS REDACTED]
(East Tower, Bankers Hall)
Calgary, Alberta
T2P 2P2

Attention: [TITLE REDACTED]
Fax No.: [NUMBER REDACTED]

The Toronto-Dominion Bank
Corporate Banking	[AMOUNTS REDACTED]
800, 324 – 8th Avenue S.W.
Calgary, Alberta T2P 1E5

Attention: [TITLE REDACTED]
Fax No.: [NUMBER REDACTED]

National Bank of Canada
Corporate Banking	[AMOUNTS REDACTED]
1800 – 311 6 Avenue S.W.
Calgary, Alberta T2P 3H2

Attention: [TITLE REDACTED]
Fax No.: [NUMBER REDACTED]

MUFG Union Bank, N.A.
Suite 730, 440 – 2nd Avenue S.W.	[AMOUNTS REDACTED]
Calgary, Alberta T2P 5E9

Attention: [TITLE REDACTED]
Fax No.: [NUMBER REDACTED]

ATB Financial
600, 444 - 7th Avenue S.W.	[AMOUNTS REDACTED]
Calgary, Alberta T2P 0X8

Attention: [TITLE REDACTED]
Fax No.: [NUMBER REDACTED]

Sumitomo Mitsui Banking Corporation, Canada Branch
Suite 1400, Ernst & Young Tower	[AMOUNTS REDACTED]
Toronto-Dominion Centre,
P.O. Box 172, 222 Bay Street
Toronto, Ontario M5K 1H6

Attention: [TITLE REDACTED]
Fax No.: [NUMBER REDACTED]

HSBC Bank Canada
8th Floor, 407 – 8th Avenue S.W.	[AMOUNTS REDACTED]
Calgary, Alberta T2P 1E5

Attention: [TITLE REDACTED]
Fax No.: [NUMBER REDACTED]

The Prudential Insurance Company of America
655 Broad Street, Floor 16S,	[AMOUNTS REDACTED]
Newark, NJ 07120

Attention: [TITLE REDACTED]
Fax No.: [NUMBER REDACTED]

Total:	[AMOUNTS REDACTED]	Cdn. $235,048,582.00